Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 26, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12545
UBS Power and Resources Portfolio, Series 1
(the “Trust”)
CIK No. 2079576 File No. 333-290211

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If true, please disclose that the Trust will be concentrated (i.e., invest 25% or more of Trust assets) in common stocks of utilities and energy companies and, if so, please include related principal risk disclosure.

Response:If, based on the final portfolio, the Trust is concentrated in the stocks of companies from any industry or group of industries, including utilities and energy companies, appropriate disclosure will be included.

2.The Staff notes the following disclosure in the second paragraph set forth in the “Portfolio Selection Process” section, “In order to be eligible for inclusion in its list of Power and Resources Companies, the Analysts must determine that a company is materially involved in one or more of the following processes that support the electrification value chain….” Please revise the disclosure to specify how the Analysts determine whether a company is materially involved in a process that supports the electrification value chain.

Response:Pursuant to the Staff’s comment, the following disclosure will be added as the new third paragraph set forth in the “Portfolio Selection Process” section:

A company is considered to have material involvement in one or more of the above processes that support the electrification value chain if it demonstrates substantial, direct, and ongoing business exposure to such process.

3.The Staff notes the following disclosure in the fourth paragraph set forth in the “Portfolio Selection Process” section, “The Analysts… selected common stocks for the final list of Power and Resources Companies that demonstrated the best investment prospects going forward in the electrification value chain over a 12-month investment horizon.” Please revise the disclosure to explain how the Analysts determine the common stocks with the best investment prospects going forward.

Response:Pursuant to the Staff’s comment, the following disclosure will be added as the existing fourth paragraph set forth in the “Portfolio Selection Process” section:

The Analysts evaluate each company’s forecasted stock return, which combines expected price appreciation and dividend yield, alongside factors including earnings growth, capital expenditure plans, thematic relevance, and risk to determine which Power and Resources Companies demonstrate the best investment prospects. All factors are considered holistically over a 12-month investment horizon.

4.The Staff notes the liquidity screen described in the fifth paragraph set forth in the “Portfolio Selection Process” section. The inclusion of the liquidity screen as a factor in the selection of the portfolio suggests the Trust might be actively managed. Please supplementally confirm that there is no active management of the portfolio.

Response:The Trust confirms that there will be no active management of the portfolio.

5.The Staff notes the following disclosure in the sixth paragraph set forth in the “Portfolio Selection Process” section, “Although the Analysts provide the list of common stocks to the Sponsor, the Sponsor may not select every common stock on the list for inclusion in the Trust based on the Sponsor’s liquidity screen above.” Please consider revising this disclosure to clarify whether all stocks on the Analysts’ list that meet the liquidity screen will be selected for the final portfolio.

Response:Pursuant to the Staff’s comment, the referenced disclosure will be replaced in its entirety with the following:

All common stocks on the list provided by the Analysts to the Sponsor that meet the liquidity screen described above will be selected for the final portfolio.

6.The Staff notes the following disclosure in the eighth paragraph set forth in the “Portfolio Selection Process” section, “While not a part of the Trust’s portfolio selection process, the Trust also invests in… foreign securities, depositary receipts….” Please reconcile this disclosure with the following disclosure in the second paragraph set forth in the “Portfolio Selection Process” section, “The initial universe of the list begins with common stocks listed on a U.S. stock exchange….”

Response:The Trust respectfully submits that final portfolio of the Trust could include foreign securities or depositary receipts that are listed on a U.S. stock exchange and that the inclusion of such securities would be consistent with the stated universe of common stocks listed on U.S. exchanges. The Trust’s investments in foreign securities and depositary receipts will be limited to foreign securities (including dual listed and cross-listed international companies) and depositary receipts (including American Depositary Receipts and New York Registry Shares) that trade on U.S. stock exchanges. Accordingly, the Trust respectfully declines to revise the referenced disclosure.

Risk Factors

7.Given the name of the Trust includes the phrase “Power and Resources”, please consider whether the Risk Factors should include any industry-specific risks other than the Utilities Risk factor. In addition, please consider whether the Risk Factors should include a risk factor tailored to the risks of investing in Power and Resources Companies.

Response:Pursuant to the Staff’s comment, the prospectus will be updated to include an energy risk, industrials risk and materials risk. Furthermore, as noted in the response to Comment 1 above, if the Trust is concentrated in any other industry or group of industries, appropriate disclosure will be added to the Trust’s prospectus. Finally, the Trust has thoughtfully considered the Staff’s comment and declines to include a Power and Resources Companies risk factor. The Trust believes that, with the addition of the new risk disclosure, the Risk Factors adequately address the risks associated with an investment in Power and Resources Companies.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon